
SEC MAIL
RECEIVED
PROCESSING
FEB 16 2005
179
SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 10, 2005, Series 2005-HE2	**333-113636**

Name of Person Filing the Document
(If Other than the Registrant)



05004810

PROCESSED
FEB 18 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC



By: ______________________________

Name: Baron Silverstein

Title: Vice President

Dated: February 10, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Collateral Analysis

NOTE: **With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.**

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

FICO Low	FICO High	LTV	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	4.13	162,409	8.3896	0.00	513	41.65	76.76	81.78	9.20	96.96	81.01	1.78	17.22	3.88
525	549	> 65%	7.46	171,702	7.9599	0.00	537	41.03	79.65	78.89	10.07	96.24	69.55	2.11	28.34	13.03
550	574	> 65%	9.22	163,731	7.7151	0.00	563	40.45	81.54	76.57	12.28	92.12	68.85	1.71	29.43	8.24
575	599	> 70%	12.92	168,884	7.4872	0.00	587	41.01	85.03	74.06	12.55	93.81	65.79	2.16	32.04	17.97
600	624	> 70%	13.28	177,934	7.2262	0.00	612	40.44	85.31	74.81	13.74	92.70	57.76	1.80	40.44	21.83
625	649	> 70%	14.52	196,898	7.1130	0.00	636	40.70	85.08	71.04	10.88	89.91	48.37	1.43	50.20	28.68
650	674	> 80%	4.80	189,558	7.3998	0.00	661	40.83	92.06	68.71	12.46	81.92	46.20	2.00	51.80	23.08
675	699	> 80%	3.27	206,930	7.0780	0.00	686	41.01	91.77	69.87	13.98	82.68	52.58	3.64	43.78	32.58
700	724	> 80%	1.47	205,194	7.0339	0.80	711	39.53	89.89	67.76	12.49	71.99	56.63	0.00	43.37	37.43
725	749	> 85%	0.55	186,795	7.1476	0.00	739	34.30	93.59	72.48	13.23	80.70	56.24	0.00	43.76	28.19
750	774	> 85%	0.32	138,427	7.1302	0.00	758	38.46	93.79	77.07	8.80	65.10	62.75	0.00	37.25	34.96
775	799	> 85%	0.19	215,868	6.9446	0.00	787	43.71	92.98	100.00	0.00	100.00	51.74	0.00	48.26	12.32
800	max	> 85%	0.08	175,333	7.7880	0.00	801	44.89	98.03	42.02	57.98	100.00	22.34	0.00	77.66	19.68

LTV Low	LTV High	DTI	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	0.33	253,674	7.2422	0.00	581	53.00	63.35	47.01	0.00	78.32	86.37	0.00	13.63	0.00
65%	69%	> 50%	0.27	260,346	8.1144	0.00	548	52.34	65.41	74.13	12.33	100.00	100.00	0.00	0.00	27.70
70%	74%	> 50%	0.82	208,542	7.6405	0.00	573	53.18	72.06	49.68	22.35	82.41	77.04	10.62	12.34	13.09
75%	79%	> 50%	1.53	243,645	6.7433	0.00	582	52.59	77.24	66.04	15.58	100.00	77.63	8.12	14.26	19.00
80%	84%	> 50%	1.49	211,692	7.0510	0.00	600	52.75	80.44	77.15	11.65	88.79	85.51	2.20	12.28	38.65
85%	89%	> 50%	1.35	192,261	7.2452	0.00	594	52.78	86.04	79.56	10.30	89.27	81.83	0.00	18.17	31.87
90%	94%	> 50%	0.73	166,464	7.2392	0.00	627	52.58	90.23	77.49	11.89	91.23	71.72	1.22	27.06	22.14
95%	99%	> 50%	0.44	229,807	7.6426	0.00	644	52.61	95.00	61.64	10.23	97.24	78.41	0.00	21.59	0.00
100%	max	> 50%	0.42	151,541	8.1801	0.00	649	52.38	100.00	55.89	44.11	84.41	95.54	0.00	4.46	25.23

DTI Low	DTI High	FICO	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	0.14	121,358	7.8876	0.00	516	22.32	71.27	68.66	14.65	100.00	85.35	0.00	14.65	0.00
25%	29%	< 550	0.66	129,174	7.8899	0.00	530	27.17	73.23	79.98	16.80	98.12	75.34	5.54	19.12	0.00
30%	34%	< 575	1.62	116,871	8.1467	0.00	542	32.02	73.96	78.48	9.41	90.61	70.11	0.00	29.89	11.06
35%	39%	< 600	4.73	158,517	7.7578	0.00	558	36.93	78.40	82.96	9.69	94.84	67.43	2.36	30.22	8.24
40%	44%	< 625	10.09	184,850	7.5603	0.00	575	41.85	80.22	76.40	12.94	95.81	60.41	2.03	37.57	16.29
45%	49%	< 650	14.23	184,514	7.5370	0.00	589	46.93	81.92	74.16	11.56	93.38	60.32	0.95	38.72	19.43
50%	54%	< 675	5.74	197,293	7.2682	0.00	586	51.73	78.96	69.92	14.60	94.23	80.49	2.65	16.86	20.73
55%	max	< 700	0.20	200,092	6.9350	0.00	580	55.00	77.46	43.33	17.63	100.00	100.00	0.00	0.00	26.93

NOTE: **With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.**

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

LIMITED AND STATED DOC

FICO Low	FICO High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	1.12	178,152	8.7709	0.00	512	39.44	71.29	74.21	6.97	94.03	0.00	6.56	93.44	0.00	39.66	10.59	10.48
525	549	2.70	204,983	8.0709	0.00	536	41.60	75.38	73.35	7.49	97.58	0.00	5.82	94.18	4.81	39.62	8.92	10.66
550	574	3.30	196,373	7.6879	0.00	564	41.16	76.00	79.60	9.57	92.53	0.00	7.26	92.74	4.53	48.56	1.63	13.68
575	599	5.32	207,919	7.5921	0.00	587	40.95	80.80	63.12	15.31	94.61	0.00	6.70	93.30	12.46	34.64	9.41	9.70
600	624	6.45	205,021	7.3421	0.00	613	40.63	82.26	69.95	13.77	93.57	0.00	3.70	96.30	23.64	42.14	3.13	9.59
625	649	8.64	197,520	7.3801	0.00	637	40.71	83.20	68.72	11.04	94.61	0.00	2.95	97.05	25.15	48.59	4.38	5.68
650	674	7.15	181,719	7.3779	0.00	662	40.79	83.96	68.80	15.96	93.01	0.00	3.36	96.64	34.16	47.63	1.86	8.90
675	699	4.72	187,552	7.2713	0.00	686	39.62	84.08	59.18	13.66	80.66	0.00	4.30	95.70	42.59	44.78	2.33	10.99
700	724	2.48	186,276	7.1408	0.48	710	40.48	82.35	61.65	11.75	76.28	0.00	3.53	96.47	36.91	47.57	3.32	8.80
725	749	1.11	211,076	7.2100	0.00	737	40.58	84.27	58.91	5.34	85.96	0.00	0.00	100.00	34.83	50.74	12.63	4.07
750	774	0.47	168,634	7.1336	0.00	760	39.11	83.11	66.15	15.32	70.19	0.00	0.00	100.00	62.35	43.51	0.00	4.74
775	799	0.38	185,962	7.3455	0.00	782	41.44	83.01	47.11	0.00	65.43	0.00	0.00	100.00	76.59	54.68	0.00	14.29
800	max	0.06	204,250	7.8708	0.00	801	44.60	97.47	25.34	74.66	100.00	0.00	0.00	100.00	25.34	25.34	0.00	0.00

IO LOANS

FICO Low	FICO High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	0.16	274,375	8.6073	0.00	509	47.11	70.46	100.00	0.00	100.00	100.00	0.00	0.00	100.00	59.34	0.00	0.00
525	549	1.04	228,442	7.8180	0.00	536	45.14	78.45	85.96	10.57	96.29	87.46	0.00	12.54	100.00	43.14	0.00	5.63
550	574	0.83	225,987	7.7830	0.00	562	44.93	81.79	82.27	6.95	81.12	81.88	0.00	18.12	100.00	34.72	0.00	2.84
575	599	2.61	231,391	7.1038	0.00	588	42.22	82.12	74.40	14.90	96.87	74.56	3.91	21.53	100.00	56.10	0.00	3.66
600	624	3.03	232,730	6.9888	0.00	613	40.23	83.40	73.78	14.69	95.62	49.69	4.97	45.34	100.00	54.84	0.00	8.26
625	649	4.31	254,253	6.7863	0.00	637	42.29	81.83	64.91	13.88	88.05	49.63	0.00	50.37	100.00	68.22	0.00	4.59
650	674	3.89	239,688	6.7819	0.00	662	40.96	81.94	64.56	16.70	91.56	37.23	3.89	58.88	100.00	68.65	0.00	3.49
675	699	3.57	251,855	6.7122	0.00	687	39.82	81.88	60.23	17.31	80.90	43.76	1.47	54.77	100.00	61.19	0.00	8.17
700	724	2.32	264,123	6.3967	0.00	711	40.43	80.95	56.58	9.46	77.47	60.52	0.00	39.48	100.00	66.63	0.00	11.80
725	749	0.90	267,810	6.4585	0.00	737	38.12	81.68	62.94	16.48	89.92	57.03	0.00	42.97	100.00	81.61	2.79	3.48
750	774	0.87	269,513	6.3340	0.00	761	38.13	81.40	47.82	26.62	68.77	66.31	0.00	33.69	100.00	41.99	0.00	0.00
775	799	0.52	271,288	6.4348	0.00	783	43.14	79.89	55.27	0.00	74.48	43.46	0.00	56.54	100.00	78.44	0.00	10.55
800	max	0.02	103,500	7.4900	0.00	804	44.30	90.00	100.00	0.00	100.00	0.00	0.00	100.00	100.00	100.00	0.00	0.00

CREDIT SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV
500.00 - 519.99	4	1,097,499.99	0.67	274,375.00	70.4619
520.00 - 539.99	24	5,369,547.77	3.27	223,731.16	77.5080
540.00 - 559.99	15	3,744,940.05	2.28	249,662.67	78.8693
560.00 - 579.99	25	5,598,479.60	3.40	223,939.18	83.1032
580.00 - 599.99	69	15,835,491.44	9.63	229,499.88	82.3494
600.00 - 619.99	66	14,886,132.11	9.05	225,547.46	83.2120
620.00 - 639.99	90	22,410,868.15	13.63	249,009.65	82.7582
640.00 - 659.99	91	22,344,148.19	13.59	245,540.09	81.9218
660.00 - 679.99	87	21,458,627.60	13.05	246,650.89	81.5836
680.00 - 699.99	79	20,141,832.44	12.25	254,959.90	81.7501
700.00 - 719.99	54	14,504,478.92	8.82	268,601.46	81.3107
720.00 - 739.99	18	4,790,472.78	2.91	266,137.38	80.5978
740.00 - 759.99	22	5,817,847.31	3.54	264,447.61	81.3922
760.00 - 779.99	16	4,299,394.99	2.61	268,712.19	80.4199
780.00 - 799.99	8	2,050,850.00	1.25	256,356.25	80.7803
800.00 - 819.99	1	103,500.00	0.06	103,500.00	90.0000
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**81.7191**

DEBT-TO-INCOME

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV
5.01 - 10.00	5	460,600.00	0.28	92,120.00	636.3891	89.5289
10.01 - 15.00	2	302,520.00	0.18	151,260.00	664.5851	87.7842
15.01 - 20.00	11	1,940,150.00	1.18	176,377.27	652.6021	85.3444
20.01 - 25.00	23	4,042,869.78	2.46	175,776.95	667.4450	79.2537
25.01 - 30.00	37	9,418,366.11	5.73	254,550.44	665.1147	83.4916
30.01 - 35.00	72	17,255,025.01	10.49	239,653.13	662.2778	82.5899
35.01 - 40.00	101	24,495,020.77	14.89	242,524.96	659.6381	82.6685
40.01 - 45.00	182	48,449,187.49	29.46	266,204.33	652.9898	80.1892
45.01 - 50.00	187	46,157,488.20	28.07	246,831.49	644.1991	81.9493
50.01 - 55.00	49	11,932,883.98	7.26	243,528.24	618.3480	82.2237
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.9937**	**81.7191**

ORIGINAL PRINCIPAL BALANCE

ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV
- 100,000.99	62	5,051,336.13	3.07	81,473.16	646.5814	79.5113
100,001.00 - 200,000.99	216	32,487,562.60	19.75	150,405.38	644.0329	83.4358
200,001.00 - 300,000.99	195	48,735,638.88	29.63	249,926.35	644.9648	81.2791
300,001.00 - 400,000.99	123	43,236,981.67	26.29	351,520.18	657.2089	80.8542
400,001.00 - 500,000.99	55	24,858,990.93	15.12	451,981.65	660.6358	81.2561
500,001.00 - 600,000.99	15	8,171,351.13	4.97	544,756.74	658.1022	84.4086
600,001.00 - 700,000.99	3	1,912,250.00	1.16	637,416.67	638.3075	83.6811
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.9937**	**81.7191**

NET MORTGAGE RATES

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV	Wtd Avg CURRENT NET COUPON
4.0000 - 4.4999	2	632,250.00	0.38	316,125.00	714.7651	79.3034	4.3525
4.5000 - 4.9999	28	7,686,308.99	4.67	274,511.04	710.4037	79.2221	4.8509
5.0000 - 5.4999	83	23,572,381.47	14.33	284,004.60	673.0571	79.4225	5.3314
5.5000 - 5.9999	115	32,619,015.47	19.83	283,643.61	662.5254	81.5345	5.8252

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

NET MORTGAGE RATES

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV	Wtd Avg CURRENT NET COUPON
6.0000 - 6.4999	181	45,585,489.24	27.72	251,853.53	643.4484	80.9404	6.3210
6.5000 - 6.9999	90	20,455,388.83	12.44	227,282.10	641.7957	82.4680	6.8105
7.0000 - 7.4999	77	17,326,004.98	10.54	225,013.05	634.3839	83.8735	7.2768
7.5000 - 7.9999	38	7,632,230.16	4.64	200,848.16	636.0911	84.3034	7.7928
8.0000 - 8.4999	36	6,141,402.21	3.73	170,594.51	603.8515	87.1696	8.2478
8.5000 - 8.9999	13	2,114,249.99	1.29	162,634.61	581.4708	84.8717	8.7271
9.0000 - 9.4999	6	689,390.00	0.42	114,898.33	617.5280	87.3260	9.2277
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.9937**	**81.7191**	**6.3495**

GROSS MORTGAGE RATES

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV	Wtd Avg CURRENT GROSS COUPON
4.50000 - 4.99999	2	632,250.00	0.38	316,125.00	714.7651	79.3034	4.8551
5.00000 - 5.49999	22	6,573,789.00	4.00	298,808.59	707.9579	79.3173	5.3287
5.50000 - 5.99999	81	22,777,594.65	13.85	281,204.87	678.1449	79.5472	5.8038
6.00000 - 6.49999	98	28,260,408.05	17.18	288,371.51	661.4236	81.3183	6.2675
6.50000 - 6.99999	192	49,246,423.47	29.95	256,491.79	645.8679	80.9026	6.7731
7.00000 - 7.49999	92	20,790,770.83	12.64	225,986.64	639.7693	82.2178	7.2535
7.50000 - 7.99999	87	19,266,082.98	11.72	221,449.23	638.0283	84.0440	7.7427
8.00000 - 8.49999	31	5,783,946.24	3.52	186,578.91	642.7875	84.5075	8.2016
8.50000 - 8.99999	45	8,319,206.13	5.06	184,871.25	605.9317	86.1070	8.6848
9.00000 - 9.49999	12	2,034,249.99	1.24	169,520.83	582.5905	85.6925	9.2191
9.50000 - 9.99999	7	769,390.00	0.47	109,912.86	610.8185	84.9006	9.7063
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.9937**	**81.7191**	**6.8521**

ORIGINAL CLTV

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE
35.01 - 40.00	2	306,000.00	0.19	153,000.00	583.0980
40.01 - 45.00	3	265,697.08	0.16	88,565.69	669.0679
45.01 - 50.00	3	860,000.00	0.52	286,666.67	620.5698
50.01 - 55.00	4	753,000.00	0.46	188,250.00	654.2151
55.01 - 60.00	4	897,200.00	0.55	224,300.00	622.0325
60.01 - 65.00	6	1,186,742.85	0.72	197,790.48	626.4756
65.01 - 70.00	18	5,385,484.27	3.27	299,193.57	623.4523
70.01 - 75.00	35	8,999,400.43	5.47	257,125.73	628.7316
75.01 - 80.00	357	89,916,389.11	54.68	251,866.64	664.3802
80.01 - 85.00	81	20,841,237.27	12.67	257,299.23	622.0771
85.01 - 90.00	86	20,808,047.22	12.65	241,954.04	649.6976
90.01 - 95.00	44	9,534,440.34	5.80	216,691.83	639.6554
95.01 - 100.00	26	4,700,472.77	2.86	180,787.41	646.2116
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.9937**

STATES

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV
AL	9	775,190.00	0.47	86,132.22	615.8369	85.5753
AZ	22	3,983,366.39	2.42	181,062.11	610.1196	81.7569
CA	326	101,301,025.58	61.60	310,739.34	656.4896	80.5958
CO	24	5,654,795.00	3.44	235,616.46	638.7830	84.0351
CT	1	180,000.00	0.11	180,000.00	709.0000	90.0000
DC	2	489,567.53	0.30	244,783.77	654.6818	80.0000

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATES						
STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV
FL	54	9,655,235.96	5.87	178,800.67	659.3834	82.3740
GA	88	13,754,614.68	8.36	156,302.44	638.7511	86.3748
HI	2	855,197.00	0.52	427,598.50	729.5109	79.9252
IA	1	56,866.00	0.03	56,866.00	706.0000	66.2000
ID	1	83,100.00	0.05	83,100.00	625.0000	100.0000
IL	19	4,625,660.46	2.81	243,455.81	639.9752	83.2142
IN	4	462,052.80	0.28	115,513.20	627.0195	90.6250
KS	2	323,000.00	0.20	161,500.00	638.0805	89.5975
KY	1	52,000.00	0.03	52,000.00	796.0000	80.0000
LA	1	114,000.00	0.07	114,000.00	658.0000	95.0000
MA	7	2,361,755.92	1.44	337,393.70	666.0404	81.3325
MD	6	1,429,337.08	0.87	238,222.85	631.0968	78.9111
MI	6	1,148,950.00	0.70	191,491.67	662.4471	89.9793
MN	11	2,053,312.12	1.25	186,664.74	607.2001	85.0253
MO	4	539,539.99	0.33	134,885.00	569.9391	83.1512
NH	1	158,999.55	0.10	158,999.55	591.0000	78.7100
NJ	1	250,000.00	0.15	250,000.00	589.0000	83.3300
NV	20	4,430,160.15	2.69	221,508.01	671.4282	77.4411
NY	1	172,000.00	0.10	172,000.00	739.0000	80.0000
OH	2	384,500.00	0.23	192,250.00	618.7906	85.4989
OR	5	661,363.83	0.40	132,272.77	619.2107	85.2862
PA	2	425,000.00	0.26	212,500.00	612.7506	95.3412
RI	1	199,700.00	0.12	199,700.00	619.0000	84.9800
SC	4	534,532.59	0.33	133,633.15	649.5415	94.2267
TN	6	755,479.99	0.46	125,913.33	638.5924	91.6805
TX	7	1,178,775.00	0.72	168,396.43	611.5162	80.7925
UT	3	646,600.00	0.39	215,533.33	679.5617	89.5399
VA	9	1,616,000.00	0.98	179,555.56	670.9744	79.5560
WA	15	3,062,433.72	1.86	204,162.25	608.4953	80.4537
WI	1	80,000.00	0.05	80,000.00	553.0000	64.0000
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.9937**	**81.7191**

LOAN PURPOSE						
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV
Cash Out Refinance	264	63,605,468.95	38.68	240,929.81	631.7469	80.9058
Purchase	355	87,917,320.09	53.46	247,654.42	668.7457	81.8989
Rate/Term Refinance	50	12,931,322.30	7.86	258,626.45	624.9704	84.4972
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.9937**	**81.7191**

DOCUMENTATION TYPE						
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV
Full/Alternative	381	89,295,444.29	54.30	234,371.24	642.9850	82.2360
Limited	10	3,120,046.70	1.90	312,004.67	634.2577	82.7809
Stated Income	278	72,038,620.35	43.80	259,131.73	661.6457	81.0323
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.9937**	**81.7191**

OCCUPANCY TYPE						
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV
Investor	85	19,107,928.90	11.62	224,799.16	679.6687	81.7957

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

OCCUPANCY TYPE						
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV
Owner Occupied	579	144,282,377.44	87.73	249,192.36	647.2307	81.6932
Second Home	5	1,063,805.00	0.65	212,761.00	646.3000	83.8590
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.9937**	**81.7191**

PROPERTY TYPE						
PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV
2-4 Family	55	17,084,433.68	10.39	310,626.07	676.4241	78.7214
Condominium	60	14,377,820.90	8.74	239,630.35	667.4362	81.9542
PUD	94	23,694,482.62	14.41	252,068.96	655.9356	82.0738
Single Family	459	109,137,374.14	66.36	237,772.06	643.7019	82.0829
Townhouse	1	160,000.00	0.10	160,000.00	700.0000	80.0000
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.9937**	**81.7191**

PREPAYMENT PENALTY TERM						
PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV
1Y PP	24	7,305,858.98	4.44	304,410.79	661.1305	80.7550
2.5Y PP	6	1,748,545.00	1.06	291,424.17	611.7551	80.4710
2Y PP	451	112,548,946.69	68.44	249,554.21	647.5217	81.9401
3Y PP	110	22,819,382.22	13.88	207,448.93	653.9764	82.0564
6M PP	2	323,000.00	0.20	161,500.00	638.0805	89.5975
No PP	76	19,708,378.45	11.98	259,320.77	667.3028	80.4054
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.9937**	**81.7191**

PRODUCT TYPES		
PRODUCT	Pct of overall CURRENT BALANCE	Total CURRENT BALANCE
6MLIBOR IO	0.51	845,600
FIXED IO	7.41	12,186,665
LIBOR 2/6 ARM IO	80.92	133,072,775
LIBOR 3/6 ARM IO	10.03	16,489,347
LIBOR 5/6 ARM IO	0.36	589,500
TREAS. 5/1 ARM IO	0.77	1,270,224
TOTAL	**100.00**	**164,454,111**

LIEN_TYPES		
LIEN	Pct of overall CURRENT BALANCE	Total CURRENT BALANCE
First Lien	100.00	164,454,111
TOTAL	**100.00**	**164,454,111**

INTEREST ONLY							
IO FLAG IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
YES	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.99**	**81.72**	**41.22**
1 YEARS	5	1,551,220.00	0.94	310,244.00	657.35	81.34	38.31

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

INTEREST ONLY							
IO FLAG IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
10 YEARS	120	18,414,172.64	11.20	153,451.44	640.06	85.24	39.77
2 YEARS	193	51,131,088.31	31.09	264,927.92	663.19	80.89	40.88
3 YEARS	25	6,118,626.07	3.72	244,745.04	645.78	83.70	43.55
5 YEARS	326	87,239,004.32	53.05	267,604.31	646.40	81.33	41.62
TOTAL	**669**	**164,454,111.34**	**100.00**	**245,820.79**	**650.99**	**81.72**	**41.22**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Deal	
Date	2/1/2005
Deal Size	683,562,408.00
Other DEAL INFO	
Lead	
Originator[s]	Encore, Finance America
Servicer[s]	EMC MORTGAGE
Raters	S&P, MOODY'S
POOL SUMMARY DATA	
Agency Conforming	77.14
Non Conforming	22.86
Prefunding (if any)	0
No of Loans	3934
Average Loan Size	173758
WAC	7.3629
WA LTV	81.64
% First Lien	97.4
% Owner Occ	89.99
% Purchase	38.54
% Cash out	50.99
% Full Doc	56.09
% Reduced/Limited Doc	1.85
% Stated Income	42.05
% No docs	0
WA FICO	618
FICO Range	500-804
Mortgage Indices	
Floating Rate Mortgages	83.49
Fixed Rate	16.51
2/28 Float	70.74
3/27 Float	10.02
5/25 Float	0.42
IO Mortgages	24.06
LOAN SIZE	
Loans < 100k	11.5
Loans < 75k	4.11
Loans > 350k	23.18
Loans > 500k	4.96
Loans > 750k	0
Income Strats	
Average DTI	40.55
DTI 40-45%	25.63
DTI 45-50%	26.05
DTI 50-55%	7.82
DTI > 55%	0
GEOGRAPHIC	
California	37.41
North California	10.69
South California	26.72
Florida	8.83
Illinois	7.57
Michigan	1.82

Texas	2.02
Colorado	1.73
New York	3.96
New Jersey	1.8
Virginia	1.91
Washington	1.32
Mass	1.38
Property Type	
Single Prop	71.85
PUD	12.19
2-4 Family	10.22
Condo	5.72
MH	0
FICO	
Fico < 600	39.31
Fico < 580	26.94
Fico < 560	17.73
Below 520	3.94
521 - 540	3.94
541 - 560	6.63
561 - 580	9.21
581 - 600	12.37
601- 620	11.72
621 - 640	13.65
641 - 660	11.44
661 - 680	8.67
681 - 700	6.44
701-720	4.18
721 - 740	1.67
Above 740	2.92
LTV	
<=50	4.6
50.01-55	1.07
55.01-60	1.51
60.01-65	3.08
65.01-70	5.1
70.01-75	8.4
75.01-80	34.47
80.01-85	13.48
85.01-90	16.17
90.01-95	7.85
95.01-100	4.26
> 100%	0
> 80%	41.76
> 90%	12.11
Average Seasoning	2
% > 3 months	
mortgage insurance if any	0
MI providers	0
excess spread - ave 1st yr	
DELINQUENCIES	

31-59 day past	0

Deal Name: BSABS 2005-HE2

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	Effective LTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% of IO loans	% Cashout
Aggregate	3,934	683,562,407.68	173,757.60	100.00	7.363	353	618	81.64		40.55	56.09	89.99	71.85	24.06	50.99
0-$50k	303	11,674,283.95	38,528.99	1.71	9.481	291	626	88.47		37.64	54.48	78.86	82.49	-	28.86
50-75k	448	27,976,097.75	62,446.65	4.09	8.736	323	619	85.55		36.74	69.22	79.65	83.37	4.41	36.18
75-100k	470	41,325,509.98	87,926.62	6.05	7.984	343	609	81.86		37.74	70.43	85.74	80.74	9.24	41.33
FICO															
NA															
<600	1,604	268,722,965.32	167,533.02	39.31	7.709	357	560	78.53		40.74	68.34	94.17	77.07	11.78	66.67
601-619	466	80,088,693.35	171,864.15	11.72	7.202	353	609	82.56		40.80	61.11	92.65	74.64	18.59	51.86
620-639	528	93,288,090.59	176,681.99	13.65	7.217	353	629	83.44		39.92	47.92	89.89	71.67	24.02	49.51
640-659	454	78,214,057.44	172,277.66	11.44	7.220	348	648	83.75		40.94	46.09	91.13	67.39	28.57	42.51
660 - 679	334	59,280,774.22	177,487.35	8.67	7.229	348	669	84.69		40.26	38.29	85.71	67.07	36.20	29.33
680-699	233	44,021,870.20	188,935.07	6.44	7.001	349	688	84.99		40.43	41.40	80.84	63.23	45.75	32.13
700-719	150	28,548,177.07	190,321.18	4.18	6.890	349	709	83.05		40.57	46.53	74.12	63.32	50.81	30.12
720+	165	31,397,779.49	190,289.57	4.59	6.792	349	750	83.47		39.75	50.63	80.24	60.58	54.34	26.34
LTV															
80-85	488	92,138,077.49	188,807.54	13.48	7.349	356	603	84.51		40.83	56.22	87.78	74.4	22.62	63.55
85.01-90	625	110,826,222.72	177,321.96	16.21	7.5118	357	621	89.71		39.92	56.28	87.69	73.81	18.78	56.07
90.01-95	287	54,223,522.82	188,932.14	7.93	7.758	356	638	94.79		41.25	56.84	92.48	68.69	17.58	42.21
95.01-100	500	46,012,331.88	92,024.66	6.73	9.0361	305	653	99.87		41.81	62.24	97.65	73.33	10.22	18.41
Cash Out	1,838	348,533,604.12	189,626.55	50.99	7.275	355	601	79.04		40.69	57.06	91.26	74.69	18.25	100.00
2-4 family	296	69,846,406.81	235,967.59	10.22	7.343	355	638	80.37		41.18	44.66	62.10	-	24.46	51.97
investment & 2nd hon	33	5,286,118.99	160,185.42	0.77	7.837	358	638	83.60		35.24	53.90	-	44.25	20.12	11.86
Stated Doc	1,490	287,467,762.33	192,931.38	42.05	7.494	352	632	81.74		40.67	-	91.20	67.33	25.06	49.12
Lite Doc	50	12,655,122.92	253,102.46	1.85	6.916	358	614	79.83		40.47	-	85.24	72.11	24.65	66.80
IO	669	164,454,111.34	245,820.79	24.06	6.852	358	651	81.72		41.22	54.30	87.73	66.36	100.00	38.68
2nd lien	308	17,780,708.66	57,729.57	2.60	10.32	217	669	99.56		41.03	41.81	99.49	70.16	-	8.80

Attached are the requested strats.

CLTV DISTRIBUTION	WA FICO	WA CLTV	% IO	% FULL DOC
80.01 - 85.00	598	84.45	29.71	60.2
85.01 - 90.00	620	89.61	22.58	62.29
90.01 - 95.00	637	94.73	11.98	62.99
95.01 - 100.00	650	99.95	11.2	63.37

BALANCE	WA FICO	% IO	% FULL DOC	AVG BAL
0.00 - 49,999.99	633	0	51.87	36,998.64
50,000.00 - 74,999.99	624	4.89	65.79	60,191.60
75,000.00 - 100,000.00	592	17.54	69.92	88,023.16

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Collateral Grouped by Balance	**WA Fico**	**WA CLTV**	**% IO**	**% Full Doc**
0 - 49,999	604	85.87	0	1.91
50,000 - 74,999	599	82.91	0.45	4.44
75,000 - 99,999	602	82.07	0.31	5.71

Breakdown of CLTV for 80-85%, 85.01-90%, 90.01-95% and 95.01-100% in terms of WA FICO, %io, %full doc, wa loan bal. similar to this

Collateral Grouped by CLTV	**WA Fico**	**% IO**	**% Full Doc**	**AVG Loan Balance**
80.00 - 85.00	627	70.61	37.31	210,442.22
85.01 - 90.00	617	14.31	24.81	193,412.26
90.01 - 95.00	632	7.96	11.61	164,536.53
95.01 - 100.00	643	0.44	1.25	72,458.28

Revised Structure

(PLEASE NOTE CLASSES IIA1, IIA2, & IIIA1 ARE NOT AVAILABLE)

New Offering

624,000,000 of Subprime Loans

BSABS 2005-HE2

Serviced by EMC

2/28/05 SETTLE